UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

CNX Gas Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

12618H200 / 12618H309

(CUSIP Number)

February 11, 2010

(Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b) (Qualified Investor)

☐ Rule 13d-1(c) (Passive Investor)

☒ Rule 13d-1(d) (Exempt Investor)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 12618H200 / 12618H309	Page 2 of 5 pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CONSOL Energy Inc. IRS Id. No.: 51-0337383
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 125,800,067
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 125,800,067
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,800,067
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable.	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 83.33%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTION) CO

Page 3 of 5 pages

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

Item 1	(a).	Name of issuer:

CNX Gas Corporation

Item 1	(b).	Address of issuer’s principal executive offices:

CNX Center, 1000 CONSOL Energy Drive Canonsburg, PA 15317

Item 2	(a).	Name of person filing:

CONSOL Energy Inc. (“CONSOL”)

Item 2	(b).	Address of principal business office:

The principal business office of CONSOL is:

CNX Center, 1000 CONSOL Energy Drive Canonsburg, PA 15317

Item 2	(c).	Citizenship:

Consol is a Delaware corporation.

Item 2	(d).	Title of class of securities:

Common Stock, par value $.01 per share of the issuer (“Common Stock”)

Item 2	(e).	CUSIP No.:

12618H200 / 12618H309

Item 3.	If this statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐ Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act.

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Exchange Act.

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act.

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act.

If this statement is filed pursuant to Rule 13d-1(b), check this box. ☐

Page 4 of 5 pages

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned:

125,800,067

Item 4	(b).	Percent of class:

83.33%

Item 4	(c).	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

125,800,067

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

125,800,067

(iv) shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of 5 percent or less of a class:

Not Applicable.

Item 6.	Ownership of more than 5 percent on behalf of another person:

Not Applicable.

Item 7.	Identification and classification of subsidiary which acquired the security being reported on by the parent holding company or control person:

Not Applicable

Item 8.	Identification and classification of members of the group:

Not Applicable

Item 9.	Notice of dissolution of the group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010

CONSOL ENERGY INC.

By:	/S/ J. BRETT HARVEY
J. Brett Harvey
President and Chief Executive Officer